SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCATOR SOFTWARE, INC.

(Name of Subject Company)

GREEK ACQUISITION CORPORATION
ASCENTIAL SOFTWARE CORPORATION

(Name of filing persons, Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587587106
(CUSIP Number of Class of Securities)

Peter Gyenes
Chairman and Chief Executive Officer
Ascential Software Corporation
50 Washington Street
Westborough, Massachusetts 01581
Telephone: (508) 366-3888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidders)

Copies to:

Scott N. Semel, Esq. Vice President, General Counsel and Secretary Ascential Software Corporation 50 Washington Street Westborough, Massachusetts 01581 Telephone: (508) 366-3888	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Telephone: (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$105,800,817	$8,560***

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 35,266,939 outstanding shares of Mercator Software, Inc. at $3.00 per share.

**	The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

***	Previously paid. See below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$8,560	Filing parties:	Ascential Software Corporation and Greek Acquisition Corporation

Form or Registration No.:	Schedule TO-T	Date filed:	August 8, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on August 8, 2003 and amended by Amendment No. 1 filed on August 26, 2003, by Ascential Software Corporation, a Delaware corporation (“Ascential”), and Greek Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Ascential. This Schedule TO relates to the offer by Ascential through Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Mercator Software, Inc., a Delaware corporation (the “Company”), at $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9 and 11.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

     Not applicable.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     Section 14.     Conditions to the Offer

     The last paragraph of this section on page 31 of the Offer to Purchase is amended and restated as follows:

     “The foregoing conditions are for the benefit of Ascential and Purchaser, may be waived by Ascential and Purchaser, in whole or in part, at any time and from time to time prior to our acceptance for payment of the Shares in the sole discretion of Ascential or Purchaser. The failure by Ascential or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to our acceptance for payment of the Shares.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements

     Item 5 of the Schedule TO is hereby amended and supplemented to include the following information which was provided by the Company and included in Amendment No. 2 to Schedule 14D-9 filed by Mercator with the Securities and Exchange Commission on August 26, 2003 and mailed to the Company’s stockholders on or about August 27, 2003. Neither Ascential nor Purchaser takes any responsibility for the accuracy and completeness of any information regarding meetings or discussions in which Ascential or its Representatives did not participate.

     11.     Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements

     The seventh full paragraph of this section on page 14 of the Offer to Purchase is amended and restated as follows:

“During the period from April 30, 2003 to June 23, 2003, JP Morgan received preliminary expressions of interest from Ascential and four of the other third parties who had received management presentations. During this period, each of these five parties began conducting due diligence to varying degrees based on the level of interest expressed by each party, and the Company’s management and JP Morgan pursued preliminary discussions with each of them about the terms of a potential transaction. During this period, JP Morgan also reviewed the expressions of interest submitted by each of these five parties periodically with the Company’s management and the Company Board. As discussed below, two of these parties (Ascential and the “Third Party” referred to below) ultimately submitted formal proposals on June 30, 2003. The other three parties never submitted formal proposals. The Company Board did review with JP Morgan the identity of these other three parties and, among other factors, their creditworthiness, their sources of financing, their transactional sophistication, the level of interest expressed by the party, and the amount of due diligence they had conducted. Based on advice from JP Morgan and the foregoing information about these other third parties, the Company Board ultimately concluded that Ascential’s proposal was superior to any proposal likely to be made by these other third parties.”

     The second full paragraph of this section on page 15 of the Offer to Purchase is amended and restated as follows:

“On June 30, 2003, the Company received proposals from Ascential and one other third party (the “Third Party”) seeking to enter into an exclusivity agreement and work toward completing due diligence and signing a definitive agreement. The Third Party proposed acquiring the Company by exchanging all of the outstanding Shares for the Third Party’s stock based on a fixed exchange ratio without any “price protection” for the Company’s stockholders (such “price protection” would have provided that, in the event that the market price of the Third Party’s stock declined, the number of shares paid to the Company’s stockholders would increase). However, based on financial and other information from the Third Party and on advice from JP Morgan, the Company Board concluded that the Third Party’s stock was highly volatile and was likely to provide the Company’s stockholders with less value in a transaction than the price offered by Ascential. As a result of its analysis, the Company Board instructed JP Morgan to attempt to negotiate price protection as a component to the Third Party’s offer. Despite repeated requests from the Company, the Third Party refused to offer the Company’s stockholders any price protection. The price proposed by the Third Party on June 30, 2003 would have provided the Company’s stockholders with stock of the Third Party with a value, as of such date, less than 10% more than the price offered by Ascential. Since June 30, 2003, however, the market price of the Third Party’s stock has fluctuated considerably and, at times after the date the merger agreement was announced, would have provided the Company’s stockholders with less value than the price offered by Ascential.

     The fourth full paragraph of this Section on page 15 of the Offer to Purchase is amended to insert the following as the third sentence of such paragraph:

“The primary factors the Board considered were the absence of price protection offered by the Third Party and the certainty of value provided by Ascential’s all-cash proposal.”

Item 12. Materials to be Filed as Exhibits

(a)(1)(A)	Offer to Purchase, dated August 8, 2003*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 8, 2003*

(a)(1)(H)	Letter to Stockholders, dated August 8, 2003, from the Chairman and Chief Executive Officer of Mercator Software, Inc., dated August 8, 2003 (incorporated by reference to Exhibit (a)(3) to Mercator Software, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mercator on August 8, 2003)

(a)(1)(I)	Press Release issued by Ascential and Mercator on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(J)	Letter from the President of Ascential to Customers and Partners, distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(K)	Frequently Asked Questions distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(L)	Messaging Document (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(M)	Transcript of August 4, 2003 conference call (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(N)	Reminder Letter dated August 21, 2003*

(a)(1)(O)	Press Release issued by Ascential on August 26, 2003*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 2.1 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(2)	Stock Tender Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and the directors and certain executive and other officers of Mercator Software, Inc. set forth therein (incorporated herein by reference to Exhibit 10.1 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(3)	Common Stock Option Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 10.2 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(4)	Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003*

(d)(4)	Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003*

(d)(5)	Key Employee Agreement, dated as of August 1, 2003, by and between Ascential Software Corporation and Mark W. Register; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Mark W. Register*

(d)(6)	Key Employee Agreement, dated as of August 1, 2003, between Ascential Software Corporation and Thracy P. Varvoglis; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Thracy P. Varvoglis*

(d)(7)	Form of Retention Agreement among Ascential Software Corporation, Mercator Software, Inc. and each of Mark W. Register and Thracy P. Varvoglis*

(d)(8)	Forms of Executive Non-Competition, Non-Solicitation and Developments Agreement among Ascential Software Corporation, Mercator Software, Inc. and certain of Mercator’s executive officers*

(d)(9)	Amendment to Executive Non-Competition, Non-Solicitation and Developments Agreement, dated as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and David S. Linthicum*

(d)(10)	Executive Non-Competition, Non-Solicitation and Developments Agreement, as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and Kenneth J. Hall*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

ASCENTIAL SOFTWARE CORPORATION

By:	/s/	Peter Fiore

Name:		Peter Fiore
Title:		President

GREEK ACQUISITION CORPORATION

By:	/s/	Peter Fiore

Name:		Peter Fiore
Title:		President